Independent Auditors’ Consent

The Board of Directors
First Indiana Corporation:

We consent to incorporation by reference in the Registration Statements on Form S-8 of First Indiana Corporation of our report dated June 24, 2002 relating to the statement of net assets available for plan benefits of Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2001, and the statement of changes in net assets available for plan benefits for the year then ended, and the supplemental schedules, which report appears in the comparative December 31, 2002 annual report on Form 11-K of Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan.

/s/ Stauffer & Company, LLC
Goshen, Indiana
June 27, 2003